Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

November 30, 2006

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

Dear Sir or Madam;

Enclosed please find **one set of the following information**:

1. Company News Releases:
   - November 6, 2006 – Kettle River Resources Ltd. receiv[illegible] Report of DO-27 diamonds.
   - November 20, 2006 – Kettle River Resources Board of Directors recommend the Peregrine Diamond acquisition.
2. Material Change Report – Form *51-102F3 dated October 26, 2006*
3. November 7, 2006 Toronto Stock Exchange letter of approval to extension of expiry date of warrants to December 4, 2007.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements,
President and Director

Encl.

Dw 12/15

C:\WINDOWS\Desktop\compliance-mailout-ltrs\Current-start12-28-05\Ltrs-A-113006.doc
11/30/06

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

MODELED VALUATIONS OF DO-27 DIAMOND PARCEL COMPLETED

November 6, 2006 Vancouver, BC: Kettle River Resources Ltd.(TSX-V: KRR) has received the valuation report from JV operator Peregrine Diamonds Ltd. The valuation report is prepared by WWW International Diamond Consultants Ltd. ("WWW") on the 2005 and 2006 diamond parcels, comprising 508.9 carats from the Main Lobe and Northeast Lobe pyroclastic kimberlite of DO-27, WO Diamond Project, NWT, Canada.

The average modeled valuation ranged from US$45 to US$73 per carat using WWW's September, 2005 diamond price book.

The average modeled valuation ranged from US$41 to US$62 per carat using WWW's September, 2006 diamond price book, reflecting the significant drop in certain rough diamond prices over the last year.

Highlights from the WWW comprehensive report include:

- Normally with a sample of only 510 carats, the average spot price (primary producer sales price at the day of valuation) assigned to the sample would be in the order of plus 40 to minus 25 percent (90% confidence limits) of the true value of the resource. This highlights the inherent uncertainties of valuing a small parcel of diamonds. Modeled valuation calculations start with a spot price and therefore variations in spot prices will affect the ultimate modeled valuation.

- Given the small size of the DO-27 sample, diamond values have more upward potential than downward, and diamond values per size class in the larger sizes could be higher than those used in the model.

- Based on analysis of the 2005 and 2006 bulk samples, WWW believes it is highly unlikely that the average price will be lower than US$41 per carat based on current (September, 2006) diamond prices.

- WWW is forecasting rough diamond prices to increase by around 20 percent over the next five years.

- At 90 percent confidence limits, 7,000 carats would give a modeled average price within 10 percent of the true value and within 15 percent of the true value with 3,000 carats. WWW would recommend that at least 3,000 carats be extracted from DO-27 as with modeling the confidence limits will tighten to within 10 percent.

As the incidence of larger, higher value stones will have the most impact on average diamond values from DO-27, at least 3000 carats will be needed from the pipe to give an acceptable degree of confidence that those types of stones have been recovered in typical proportion. Determining the economic viability of a diamond project is complicated. It involves extensive geostatistical analysis due to the highly variable nature of diamond distribution in kimberlite pipes and the fact that both diamond grade and average diamond value play important roles in determining the viability of any given diamond deposit. Since no two diamonds are exactly alike, a significant parcel of diamonds (3000 to 7000 carats) is needed to gain the confidence levels on diamond size distribution and average diamond value necessary to make any realistic decisions regarding the future development of DO-27.

In that regard, Peregrine will soon announce plans for the upcoming winter 2007 bulk sampling program at DO-27 with specifics on various drilling methods and equipment that will be employed to attempt to significantly increase the total carats recovered.

Warrants Extended

On November 7, 2006, the TSX Venture Exchange approved extending the expiry date for the exercise of purchaser warrants issued pursuant to a private placement that closed on **December 5, 2005.** The Company is extending the expiry date to exercise the 1.53 million Warrants issued to purchasers as a result of the Private Placement from **December 4, 2006** until **December 4, 2007.** The exercise price of the Warrants remains unchanged at $0.75 and is subject to the proposed Peregrine arrangement exchange ratio.

SUMMARY

This arrangement gives us a direct majority interest and operator status in the WO Diamond Project. Peregrine is aggressively testing the WO Property to prove that an economically viable mine exists. This project will continue to require large funding and management expertise. We believe that joining Peregrine Diamonds Inc. is the best option for Kettle River shareholders and we ask your support with a positive vote. It's important that you vote.

To show our support for this transaction, the directors along with other shareholders have entered into Voting and Standstill Agreements with Peregrine. If you would like to participate in the agreement and confirm your willingness to cast a favorable vote, we'll provide an agreement document for completion and return. Please contact the office by phone or email.

Your consideration and support is appreciated.

On behalf of the Board of Directors,

Ellen Clements,
Director, President & CEO

The Directors of the Company encourage your reply,

Ellen Clements 1 800 856 3966
Larry Widmer 250 878 5099
Gerry Rayner 604 926 5690
Brian McClay 604 730 6982

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

November 20, 2006

Dear Shareholder and interested parties,

Your Board of Directors has proposed that Peregrine Diamonds Inc. ("Peregrine") acquire Kettle River Resources Ltd. ("Kettle River"). Shareholders will receive one Peregrine share for five Kettle River shares and Kettle River will become a wholly owned non-trading subsidiary of Peregrine. This proposal was first initiated two years ago by our former President and we recently concluded this is the best deal for Kettle River's shareholders.

Kettle River currently owns a 6.67% indirect interest through the DHK 20% contributing interest in the WO Project. Through this, we are subjected to dilution if any DHK partners fail to contribute. By joining Peregrine, we will be *shareholders owning a secure 61%.* When dilution to other Joint Venture (JV) partners occurs, we gain by increasing our interest proportionately at the higher rate. In taking up with Peregrine, we gain 5% on all expenditures versus paying the operator management fee, we control the programs and the majority of diamonds sales. Peregrine has extensive property holdings, good management with proven ability to raise funds.

We'd require $3 million to meet contributions for the $31 million 2006-2007 program. For Kettle River to continue alone the dilution factor at current market prices is considerable and would double the issued shares of the Company, compounding as the project advances. If the bulk sample is encouraging, the next program will be larger. With mediocre results, we could undergo double dilution if electing not to contribute through DHK. We, as a small interest holder, have historically traded at a market disadvantage.

Peregrine is adequately funded for current programs. Project results to date are encouraging but not yet conclusive that we have a mine. This exchange of 5 for 1 should be viewed as increasing our interest in the property, owning a share of 61% interest with a year carried financing and no risk of dilution.

TIMING

Shareholders will receive the package (information circular, fairness opinion, proxy, etc.) mid December with an approximate voting date of January 12, 2007 for a completion date of January 31, 2007. *Your brokerage or financial institution share exchange will be automatic, if registered,* you'll require the original share certificate for exchange. Peregrine trades on the TSX under the symbol PGD.

WWW International Diamond Consultants Ltd. have reviewed and approved the contents of this release. This release has also been reviewed and approved by Jennifer Pell, Ph.D., P.Geo., Peregrine's internal Qualified Person ("Q.P."), and Howard Coopersmith, P. Geo., Peregrine's external Q.P.

Peregrine is a well funded Canadian diamond exploration/development company that is managed by experienced geoscientists. Peregrine is completing a Preliminary Technical Assessment Report on the 9 hectare DO-27 and 3 hectare DO-18 diamondiferous kimberlite pipes, and is exploring for other diamondiferous kimberlites on its extensive land holdings in Canada.

Kettle River Resources Ltd. holds a 6.7% indirect interest through it's 1/3 ownership of DHK Diamonds Inc. holding a 20% contributing interest to W0 J/V project.

On Behalf of the Board of Directors:

Ellen Clements,
President and CEO

For further information, please contact Ellen Clements 1 800 856 3966 or Larry Widmer 250 878 5099

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Kettle River Resources Ltd.
Box 130, 298 Greenwood Street,
Greenwood, B.C.
V0H 1J0

(250) 445-6756

Item 2. Date of Material Change

October 26, 2006

Item 3. News Release

October 26, 2006

Item 4. Summary of Material Change

Please see attached news release.

Item 5. Full Description of Material Change

Please see attached news release.

Item 6. Reliance on subsection 7.1 (2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

Not Applicable

Item 8. Executive Officer

The director of the Company, Ellen Clements is knowledgeable about the material change. She may be contacted at the number provided in Item 1

Item 9. Date of Report

October 26, 2006

PEREGRINE
DIAMONDS LTD.

Kettle River Resources Ltd.
298 Greenwood Street
Box 130, Greenwood, BC V0H 1J0
Phone: 250 445 6756
Fax: 250 445 2259
www.kettleriver.com

PEREGRINE DIAMONDS TO ACQUIRE KETTLE RIVER RESOURCES,

PEREGRINE'S INTEREST IN THE WO DIAMOND PROJECT TO INCREASE TO 61.14%.

October 26, 2006 – Vancouver, B.C. – Eric Friedland, President of Peregrine Diamonds Ltd. ("Peregrine") (TSX: PGD), and Ellen Clements, President of Kettle River Resources Ltd. ("Kettle River") (TSX-V: KRR), are pleased to announce that the companies have entered into an agreement to effect a business combination pursuant to which Kettle River will be acquired by Peregrine. Kettle River's primary asset is its 1/3 equity ownership in DHK Diamonds Inc. ("DHK"), a private company that owns a 20% participating interest in the WO Diamond Project ("WO") joint venture, NWT, Canada, which contains the DO-27 and DO-18 kimberlite pipes. Upon completion of the business combination, Peregrine will hold a 54.475% direct and 6.67% indirect interest (for total of 61.14%) in the WO joint venture in addition to 92.65% of the diamond marketing rights and project operatorship. In addition, Peregrine will inherit (through Kettle River) a first right of refusal on the sale of the remaining 2/3 equity ownership in DHK held equally by Dentonia Resources Ltd. and Horseshoe Gold Mining Inc.

The business combination will be accomplished by way of a plan of arrangement, amalgamation or statutory acquisition under the provisions of the Business Corporations Act pursuant to which in consideration for Kettle River being acquired by Peregrine, Peregrine will issue one (1) common share for every five (5) outstanding common shares of Kettle River, resulting in an exchange ratio of one (1) Peregrine share to five (5) Kettle River shares. As Kettle River currently has 11,297,611 common shares which are issued and outstanding and 2,026,000 common shares which are reserved for issuance under outstanding options, warrants or convertible securities, Peregrine will be issuing 2,259,522 common shares and reserving for issuance 405,200 common shares under the business combination with Kettle River.

The effective date of the acquisition and the exchange and distribution of shares will be the date by which the acquisition is approved by the shareholders of Kettle River, any required court approvals have been received, all necessary filings have been made with all applicable regulatory authorities, the listing of Peregrine shares issued in consideration for the acquisition is approved by the Toronto Stock Exchange or other applicable stock exchange and any and all other necessary steps are completed and approvals are received for the purpose of the completion of the acquisition, all of which is anticipated to occur or be obtained on or before January 31, 2007.

As a condition of the agreement, Peregrine has entered into voting and standstill agreements, executed by all of Kettle River's directors, officers and various shareholders representing over 30% of the issued and outstanding shares of Kettle River. The voting and standstill agreements irrevocably bind the shareholders to vote their Kettle River shares in favour of the acquisition, among other things. A break fee in the amount of Cdn $1.0 million is payable to Peregrine by Kettle River in the event the acquisition is not consummated under certain conditions.

Under the terms of the acquisition agreement, Peregrine will immediately extend a secured loan to Kettle River in the principal amount of up to Cdn $2.5 million, to be drawn down on an as-needed basis, to be used by Kettle River to make its WO Diamond Project joint venture cash call contributions and for general operating expenses (to a maximum of Cdn $150,000) until the completion of the business combination.

Commenting on the business combination, Ellen Clements stated, "Peregrine acquiring Kettle River is a major strategic move. The continuation of the DO-27 kimberlite bulk sampling program at WO and the consolidation of companies involved speaks to the confidence we have in this advanced stage, diamond development project. This is a natural step for a junior exploration company like Kettle River and the Board of Directors are pleased to be able to offer our shareholders the obvious opportunities and benefits of consolidating our interest with Peregrine, the technically and financially strong operator and majority holder of the WO Diamond Project."

Commenting on the business combination, Eric Friedland stated, "Consolidation of the various WO Diamond Project joint venture interests ultimately benefits shareholders and the project. We are confident that this process will continue."

Peregrine is a well funded Canadian diamond exploration/development company that is managed by experienced geoscientists. The company is completing a Preliminary Technical Assessment Report on the 9 hectare DO-27 and 3 hectare DO-18 diamondiferous kimberlite pipes, WO Diamond Project, Northwest Territories and is exploring for other diamondiferous kimberlites on its extensive land holdings in Canada. The company trades on the TSX Exchange under the symbol "PGD".

On Behalf of the Board of Directors:
Peregrine Diamonds Ltd.

Eric Friedland
President and CEO

On Behalf of the Board of Directors:
Kettle River Resources Ltd.

Ellen Clements
President and CEO

For further Peregrine Diamonds information, please contact Roberta Voyer, Corporate Administrator, at 604-408-8880.

For further Kettle River information, please contact Ellen Clements, President and CEO, at 1-800-856-3966

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to statements concerning Peregrine's projects, pre-feasibility studies, and other statements that are not historical facts. When used in this document, the words such as "could," "confident," "plan," "estimate," "expect," "anticipated," "intend," "may," "potential," "should," "scheduled," "significant," and similar expressions are forward-looking statements. Although Peregrine Diamonds Ltd. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian regulators.

TSX venture EXCHANGE

November 7, 2006

Via FAX: 604-688-6995

Fang and Associates
1925 – 700 West Georgia Street
Vancouver, BC V7Y 1A1

Attention: Paul M. Fang

Dear Sirs\Mesdames:

Re: KETTLE RIVER RESOURCES LTD. ("KRR")
Warrant Term Extension – Submission #118835

This is to confirm that TSX Venture Exchange has consented to the extension in the expiry date of the following warrants:

Private Placement:

# of Warrants:	**1,530,000**
Original Expiry Date of Warrants:	December 4, 2006
New Expiry Date of Warrants:	December 4, 2007
Exercise Price of Warrants:	$0.75

These warrants were issued pursuant to a private placement of 1,530,000 shares with 1,530,000 non-transferable share purchase warrants attached, which was accepted for filing by the Exchange effective December 1, 2005.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6969 / FAX: (604) 844-7502 / EMAIL: payam.fouladianpour@tsxventure.com.

Yours truly,

Payam M. Fouladianpour, BComm.
Analyst
Listed Issuer Services
PF/nl
cc: Kettle River Resources Ltd.
File: :ODMA\PCDOCS\DOCP\1753952\1

TSX venture EXCHANGE

FORM 4D

WARRANT AMENDMENT SUMMARY FORM AND CERTIFICATION

Re: **KETTLE RIVER RESOURCES LTD.** (the "Issuer").

Trading Symbol: **KRR**.

The following is an application to (please check the appropriate box):

Extend the term of Warrants ☑

Amend the price of Warrants ☐

The Issuer is a: Tier 1 Issuer ☐ Tier 2 Issuer ☑

---

1. Terms of Original Private Placement

(a) Number of Listed Shares issued **1,576,000**.

(b) Price Listed Shares issued at ______________________.

(c) Number of Warrants issued **1,576,000**.

(d) Date of Announcement of Private Placement **October 27, 2005**.

(e) Market Price at Date of Announcement of Private Placement **$0.50**.

(f) Original Warrant exercise price: Year 1 **$0.75** Year 2 ____________

(If applicable) Year 3________Year 4________Year 5_______

(g) Original term of Warrants **one year**.

(h) Original expiry date of Warrants **December 4, 2006**.

(i) Percentage of Warrants held by Insiders______________________.

(j) Indicate the number of Warrants, if any, which have been exercised, and the date of the exercise ______________________.

2. Requested Amendments to Warrant Terms

Please complete the relevant sections below disclosing the requested amendments.

(a) Extension of Warrant term applied for:

Amended Warrant expiry date **December 4, 2007.**

Adjusted Warrant exercise price Year 1______ Year 2______

(If applicable) Year 3________ Year 4______ Year 5______

(b) Amendment of Exercise Price applied for:

Amended Warrant exercise price

Year 1________ Year 2______

(If applicable) Year 3________ Year 4______ Year 5______

Is there a maximum 30 day exercise provision pursuant to section 5.3(b) of Policy 4.1? Yes ☐ No ☑

If Yes, have all of the remaining Warrant holders consented to the repricing and reduced exercise provision? Yes ☐ No ☐

If no, please explain. ____

If there is a maximum 30 day exercise provision, at what price is the provision triggered? $__________

3. Declaration

This Certification accompanies an application to the Exchange for acceptance of the Amendment of Warrant Terms (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements* in effect as of the date of this Declaration, or any deviations therefrom are disclosed in this Form; and

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

Dated November 2, 2006.

Ellen Clements, President & Director
Name of Director or Senior Officer

Signature

Official Capacity